Exhibit 99.2

Unaudited Consolidated Financial Statements
THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	Notes	2023	2022	2023	2022

CONTINUING OPERATIONS

Revenues	2	1,647	1,614	3,385	3,288

Operating expenses	5	(990)	(1,041)	(2,064)	(2,122)

Depreciation		(29)	(38)	(59)	(76)

Amortization of computer software		(127)	(121)	(245)	(235)

Amortization of other identifiable intangible assets		(23)	(25)	(48)	(51)

Other operating gains, net	6	347	2	364	1

Operating profit		825	391	1,333	805

Finance costs, net:

Net interest expense	8	(34)	(49)	(89)	(97)

Other finance (costs) income	8	(102)	320	(192)	414

Income before tax and equity method investments		689	662	1,052	1,122

Share of post-tax earnings (losses) in equity method investments	9	419	(825)	989	(27)

Tax (expense) benefit	10	(219)	92	(415)	(148)

Earnings (loss) from continuing operations		889	(71)	1,626	947

Earnings (loss) from discontinued operations, net of tax		5	(44)	24	(55)

Net earnings (loss)		894	(115)	1,650	892

Earnings (loss) attributable to common shareholders		894	(115)	1,650	892

Earnings (loss) per share:	11

Basic earnings (loss) per share:

From continuing operations		$1.89	($0.15)	$3.44	$1.94

From discontinued operations		0.01	(0.09)	0.05	(0.11)

Basic earnings (loss) per share		$1.90	($0.24)	$3.49	$1.83

Diluted earnings (loss) per share:

From continuing operations		$1.89	($0.15)	$3.43	$1.94

From discontinued operations		0.01	(0.09)	0.06	(0.11)

Diluted earnings (loss) per share		$1.90	($0.24)	$3.49	$1.83
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2023	2022	2023	2022

Net earnings (loss)		894	(115)	1,650	892

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	8	(23)	36	(25)	23

Cash flow hedges adjustments to equity		21	(41)	20	(21)

Foreign currency translation adjustments to equity		82	(235)	151	(261)

		80	(240)	146	(259)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	7	(14)	6	(18)

Remeasurement on defined benefit pension plans		10	(133)	15	(87)

Related tax (expense) benefit on remeasurement on defined benefit pension plans		(3)	32	(4)	21

		14	(115)	17	(84)

Other comprehensive income (loss)		94	(355)	163	(343)

Total comprehensive income (loss)		988	(470)	1,813	549

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		983	(426)	1,789	604

Discontinued operations		5	(44)	24	(55)

Total comprehensive income (loss)		988	(470)	1,813	549
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

		June 30,	December 31,

(millions of U.S. dollars)	Notes	2023	2022

Cash and cash equivalents	12	2,858	1,069

Trade and other receivables		1,000	1,069

Other financial assets	12	104	204

Prepaid expenses and other current assets		472	469

Current assets		4,434	2,811

Property and equipment, net		402	414

Computer software, net		1,067	922

Other identifiable intangible assets, net		3,189	3,219

Goodwill		6,190	5,882

Equity method investments	9	3,477	6,199

Other financial assets	12	448	527

Other non-current assets	13	610	619

Deferred tax		1,072	1,118

Total assets		20,889	21,711

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	2,440	1,647

Payables, accruals and provisions	14	933	1,222

Current tax liabilities		479	324

Deferred revenue		942	886

Other financial liabilities	12	124	812

Current liabilities		4,918	4,891

Long-term indebtedness	12	3,141	3,114

Provisions and other non-current liabilities	15	675	691

Other financial liabilities	12	202	233

Deferred tax		752	897

Total liabilities		9,688	9,826

Equity

Capital	16	3,368	5,398

Retained earnings		8,836	7,642

Accumulated other comprehensive loss		(1,003)	(1,155)

Total equity		11,201	11,885

Total liabilities and equity		20,889	21,711
Contingencies (note 19)
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2023	2022	2023	2022
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations		889	(71)	1,626	947
Adjustments for:
Depreciation		29	38	59	76
Amortization of computer software		127	121	245	235
Amortization of other identifiable intangible assets		23	25	48	51
Share of post-tax (earnings) losses in equity method investments	9	(419)	825	(989)	27
Net (gains) losses on disposals of businesses and investments		(348)	1	(347)	1
Deferred tax		9	(183)	(118)	(17)
Other	17	146	(286)	277	(325)
Changes in working capital and other items	17	240	(25)	160	(216)
Operating cash flows from continuing operations		696	445	961	779
Operating cash flows from discontinued operations		(1)	(12)	1	(71)
Net cash provided by operating activities		695	433	962	708
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(33)	(163)	(523)	(171)
Proceeds from disposals of businesses and investments	7	418	-	418	-
Proceeds from sales of LSEG shares	9	1,583	-	3,876	-
Capital expenditures		(127)	(137)	(267)	(308)
Other investing activities	9	45	62	68	62
Taxes paid on sales of LSEG shares and disposals of businesses		(252)	-	(270)	-
Investing cash flows from continuing operations		1,634	(238)	3,302	(417)
Investing cash flows from discontinued operations		(1)	(16)	(1)	(16)
Net cash provided by (used in) investing activities		1,633	(254)	3,301	(433)
FINANCING ACTIVITIES
Net borrowings under short-term loan facilities	12	1,132	50	771	50
Payments of lease principal		(15)	(16)	(31)	(33)
Payments for return of capital on common shares	16	(2,045)	-	(2,045)	-
Repurchases of common shares	16	-	(194)	(718)	(194)
Dividends paid on preference shares		(2)	-	(3)	(1)
Dividends paid on common shares	16	(230)	(210)	(454)	(419)
Other financing activities		-	2	5	9
Net cash used in financing activities		(1,160)	(368)	(2,475)	(588)
Translation adjustments		-	(4)	1	(4)
Increase (decrease) in cash and cash equivalents		1,168	(193)	1,789	(317)
Cash and cash equivalents at beginning of period		1,690	654	1,069	778
Cash and cash equivalents at end of period		2,858	461	2,858	461
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(76)	(66)	(102)	(80)
Interest received		16	-	24	1
Income taxes paid	17	(278)	(110)	(378)	(145)
Interest received and interest paid are reflected as operating cash flows.
Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.
The related notes form an integral part of these consolidated financial statements.

Page
44

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885

Net earnings	-	-	-	1,650	-	-	-	1,650

Other comprehensive income	-	-	-	11	1	151	152	163

Total comprehensive income	-	-	-	1,661	1	151	152	1,813

Return of capital on common shares (see note 16)	(2,107)	60	(2,047)	-	-	-	-	(2,047)

Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)

Dividends declared on common shares	-	-	-	(462)	-	-	-	(462)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	8	-	8	-	-	-	-	8

Repurchases of common shares	2	-	2	(2)	-	-	-	-

Stock compensation plans	109	(102)	7	-	-	-	-	7

Balance, June 30, 2023	1,876	1,492	3,368	8,836	18	(1,021)	(1,003)	11,201

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834

Net earnings	-	-	-	892	-	-	-	892

Other comprehensive loss	-	-	-	(66)	(16)	(261)	(277)	(343)

Total comprehensive income (loss)	-	-	-	826	(16)	(261)	(277)	549

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(433)	-	-	-	(433)

Shares issued under DRIP	14	-	14	-	-	-	-	14

Repurchases of common shares	(18)	-	(18)	(205)	-	-	-	(223)

Automatic share purchase plan	(30)	-	(30)	(370)	-	-	-	(400)

Stock compensation plans	107	(94)	13	-	-	-	-	13

Balance, June 30, 2022	3,886	1,589	5,475	8,966	9	(1,097)	(1,088)	13,353
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Business Description and Basis of Preparation
General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.
These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on August 1, 2023.
Basis of preparation
The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. The interim financial statements comply with International Accounting Standard 34,
Interim Financial Reporting
(“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2022.
The Company continues to operate in an uncertain macroeconomic and geopolitical environment caused by rising interest rates, high inflation, and ongoing geopolitical risks, most notably the Russian military invasion of Ukraine. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.
The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report.
References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling.
Recent accounting amendments
In May 2023, the IASB issued amendments to IAS 12
Income Taxes
. The amendments require an exception to IAS 12, whereby an entity does not recognize or disclose information about deferred tax assets and liabilities specifically related to tax laws that have been enacted or substantively enacted to implement the Organization for Economic
Co-operation
and Development’s international tax reform recommendations known as the Pillar Two model rules. The Company has applied the exception which was effective upon the issuance of the amendments.
Updates issued by the IASB that are not applicable or consequential to the Company have been excluded from the discussion above.

Note 2: Revenues
Revenues by type and geography
The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended June 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Recurring	667	656	340	322	167	167	155	152	-	-	(6)	(6)	1,323	1,291
Transactions	38	44	52	51	62	50	39	36	-	-	-	-	191	181
Global Print	-	-	-	-	-	-	-	-	133	142	-	-	133	142
Total	705	700	392	373	229	217	194	188	133	142	(6)	(6)	1,647	1,614

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Six months ended June 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Recurring	1,339	1,309	666	638	343	349	310	307	-	-	(12)	(12)	2,646	2,591
Transactions	80	89	161	146	168	121	59	57	-	-	-	-	468	413
Global Print	-	-	-	-	-	-	-	-	271	284	-	-	271	284
Total	1,419	1,398	827	784	511	470	369	364	271	284	(12)	(12)	3,385	3,288

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended June 30,	2023	2022 (1)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

U.S.	573	565	319	305	171	169	26	28	99	102	(6)	(6)	1,182	1,163
Canada (country of domicile)	20	17	2	2	11	12	1	1	17	19	-	-	51	51
Other	8	8	19	16	36	26	2	2	3	4	-	-	68	56
Americas (North America, Latin America, South America)	601	590	340	323	218	207	29	31	119	125	(6)	(6)	1,301	1,270

U.K.	62	65	28	28	6	6	125	119	8	8	-	-	229	226
Other	16	16	12	12	-	-	27	24	2	3	-	-	57	55
EMEA (Europe, Middle East and Africa)	78	81	40	40	6	6	152	143	10	11	-	-	286	281
Asia Pacific	26	29	12	10	5	4	13	14	4	6	-	-	60	63
Total	705	700	392	373	229	217	194	188	133	142	(6)	(6)	1,647	1,614

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Six months ended June 30,	2023	2022 (1)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

U.S.	1,153	1,129	682	650	400	375	52	58	204	205	(12)	(12)	2,479	2,405
Canada (country of domicile)	40	34	4	4	22	22	2	2	30	36	-	-	98	98
Other	15	16	38	30	69	56	4	4	7	8	-	-	133	114

Americas (North America, Latin America, South America)	1,208	1,179	724	684	491	453	58	64	241	249	(12)	(12)	2,710	2,617

U.K.	130	131	54	55	10	10	232	221	16	16	-	-	442	433
Other	25	32	22	26	-	-	53	51	3	6	-	-	103	115
EMEA (Europe, Middle East and Africa)	155	163	76	81	10	10	285	272	19	22	-	-	545	548
Asia Pacific	56	56	27	19	10	7	26	28	11	13	-	-	130	123
Total	1,419	1,398	827	784	511	470	369	364	271	284	(12)	(12)	3,385	3,288

(1)	The Company reclassified $7 million and $14 million, respectively, of revenues from Asia Pacific to the U.S. for the three and six months ended June 30, 2022.

Note 3: Segment Information
The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.
Legal Professionals
The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.
Corporates
The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.
Tax & Accounting Professionals
The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.
Reuters News
The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.
Global Print
The Global Print segment provides legal and tax information primarily in print format to customers around the world.
The Company also reports “Corporate costs”, which includes expenses for corporate functions. In 2022, Corporate costs also included expenses related to the Change Program (see note 5). Corporate costs does not qualify as a reportable segment.

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Revenues
Legal Professionals	705	700	1,419	1,398
Corporates	392	373	827	784
Tax & Accounting Professionals	229	217	511	470
Reuters News	194	188	369	364
Global Print	133	142	271	284
Eliminations/Rounding	(6)	(6)	(12)	(12)
Revenues	1,647	1,614	3,385	3,288

Adjusted EBITDA
Legal Professionals	345	304	663	609
Corporates	163	139	317	296
Tax & Accounting Professionals	89	81	238	203
Reuters News	45	44	74	81
Global Print	53	50	103	103
Total reportable segments adjusted EBITDA	695	618	1,395	1,292
Corporate costs	(33)	(57)	(56)	(131)
Fair value adjustments (1)	(5)	12	(18)	5
Depreciation	(29)	(38)	(59)	(76)
Amortization of computer software	(127)	(121)	(245)	(235)
Amortization of other identifiable intangible assets	(23)	(25)	(48)	(51)
Other operating gains, net	347	2	364	1

Operating profit	825	391	1,333	805
Net interest expense	(34)	(49)	(89)	(97)
Other finance (costs) income	(102)	320	(192)	414
Share of post-tax earnings (losses) in equity method investments	419	(825)	989	(27)
Tax (expense) benefit	(219)	92	(415)	(148)
Earnings (loss) from continuing operations	889	(71)	1,626	947

(1)	The three and six months ended June 30, 2023 includes $4 million and $13 million, respectively, of acquired deferred revenue (2022 - nil).

Reuters
News revenues included $6 million (2022 - $6 million) and $12 million (2022 - $12 million) in the three and six months ended June 30, 2023, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.
In accordance with IFRS 8,
Operating Segments
, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.
Segment Adjusted
EBITDA

●
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●
Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality
The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of the Company’s expenses and operating profit in 2022.
Note 5: Operating Expenses
The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Salaries, commissions and allowances	565	601	1,152	1,194
Share-based payments	18	26	43	47
Post-employment benefits	28	36	57	73
Total staff costs	611	663	1,252	1,314
Goods and services (1)	295	309	637	640
Content	64	65	133	132
Telecommunications	9	9	19	22
Facilities	10	7	18	19
Fair value adjustments (2)	1	(12)	5	(5)
Total operating expenses	990	1,041	2,064	2,122

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.
Operating expenses in the three and six months ended June 30, 2022 included $30 million and $64 million, respectively, related to the Change Program, which transitioned Thomson Reuters from a holding company to an operating company, and from a content provider into a content-driven technology company. The charges included severance as well as costs to drive technology and digital sales efficiencies. The Change Program was completed on
December 31, 2022.

Note 6: Other Operating Gains, Net
Other operating gains, net, were $347 million and $364 million in the three and six months ended June 30, 2023, respectively. Both periods included a $347 million gain on the sale of a majority interest in the Company’s Elite business (see note 7). The six months ended June 30, 2023 also included a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 20). Other operating gains, net
, were not significant in either the three or six months ended June 30, 2022.
Note 7: Divestitures
In June 2023, the Company sold a majority interest in its Elite business, a provider of financial and practice management solutions to law firms, to TPG, a global alternative asset management firm, for proceeds of $418 million. The Company retained a 19.9% minority interest in the business with board representation and will prospectively account for its interest using the equity method of accounting.
The consideration received and the net assets disposed in the transaction were as follows:

Three and six months ended June 30,

2023
Consideration received — Cash and cash equivalents	418
Trade receivables	(51)
Prepaid expenses and other current assets	(13)
Computer software	(36)
Goodwill	(104)
Other assets	(2)
Total assets	(206)
Payables and accruals	14
Deferred revenue	49
Total liabilities	63
Net assets disposed	(143)
Opening balance 19.9% equity investment in Elite	87
Other	(15)
Gain on sale before income tax	347

Note 8: Finance Costs, Net
The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Interest expense:
Debt	49	40	101	80
Derivative financial instruments — hedging activities	(1)	-	(1)	(1)
Other, net	4	5	9	10
Fair value (gains) losses on cash flow hedges, transfer from equity	(23)	36	(25)	23
Net foreign exchange losses (gains) on debt	23	(36)	25	(23)
Net interest expense — debt and other	52	45	109	89
Net interest expense — leases	2	2	4	4
Net interest expense — pension and other post-employment benefit plans	6	2	12	5
Interest income	(26)	-	(36)	(1)
Net interest expense	34	49	89	97

	Th ree months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Net losses (gains) due to changes in foreign currency exchange rates	36	(78)	59	(94)
Net losses (gains) on derivative instruments	66	(242)	135	(320)
Other	-	-	(2)	-
Other finance costs (income)	102	(320)	192	(414)
Net losses (gains) due to changes in foreign currency exchange rates
Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.
Net losses (gains) on derivative instruments
Net losses (gains) on derivative instruments related to foreign exchange contracts that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling.
Note 9: Equity Method Investments
Equity method investments in the consolidated statement of financial position were comprised of the following:

	June 30,	December 31,

	2023	2022
YPL	3,226	6,028
Other equity method investments	251	171
Total equity method investments	3,477	6,199
Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management. The increase in other equity method investments reflects the Company’s 19.9% minority interest in Elite, following the sale of a majority stake in the business in June of 2023 (see note 7).
The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Data & Analytics business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment (see note 12).

In
the three and six months ended June 30, 2023, the Company received $
1.6
 billion and $
3.9

billion, respectively, related to the transactions described below. Of these amounts,

$
1.6
 billion and $
3.8

billion were received in the three and six months ended June 30, 2023, respectively, in the form of dividends from YPL, which were recorded as a reduction of the Company’s investment and presented as investing activities in the consolidated statement of cash flow.

●
On January 31, 2023, the Company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own
through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. The Company received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares it indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up
provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. Based on agreements the Company has with LSEG and the Blackstone consortium, Thomson Reuters will be able to sell approximately 31 million of its indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024 and 8 million shares after the lock-up
arrangement terminates on January 29, 2025.

●
On March 8, 2023, the Company and Blackstone’s consortium collectively sold 28 million shares they co-own
for £71.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares it indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12).

●
On May 19, 2023, the Company and Blackstone’s consortium collectively sold 33 million shares they co-own
for £80.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.6 billion of gross proceeds from the sale of the 15.3 million shares it indirectly owned, which included approximately $28 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12).

●
During the three and six months ended June 30, 2023, LSEG repurchased 0.6 million and 1.5 million, respectively, of ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. The Company received proceeds of approximately $27 million and $62 million related to the approxi
mate
ly
 0.3 million and 0.7 million shares it indirectly owned and sold as part of this buyback in the three and six months ended June 30, 2023, respectively.

As of June 30, 2023, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 18% economic interest and a 11% voting interest in LSEG compared to an approximate 30% economic interest and a 24% voting interest as of December 31, 2022). As of June 30, 2023, the Company owned 32.07% (December 31, 2022 – 42.84%) of YPL and indirectly owned approximately 31.9 million (December 31, 2022 – 72.0 million) LSEG shares. Given the reduction in its ownership in 2023, YPL is only entitled to nominate two non-executive
directors

to the board of LSEG
, rather than three. As such,
Thomson Reuters is no longer entitled to nominate a representative to the board of LSEG.
The Company’s share of
post-tax
earnings (losses) in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
YPL	421	(822)	995	(23)
Other equity method investments	(2)	(3)	(6)	(4)
Total share of post-tax earnings (losses) in equity method investments	419	(825)	989	(27)
In the three months ended June 30, 2023, share of
post-tax
earnings in equity method investments primarily reflected an increase in value of the LSEG investment, of which $220 million related to a higher share price and $113 million related to foreign exchange gains. In the six months ended June 30, 2023, share of post-tax earnings in equity method investments primarily reflected an increase in value of the LSEG investment, of which
 $692 million related to a higher share price and $278 million related to foreign exchange gains. A loss of $77 million on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price was also included. Both periods included $45 million of dividend income from its LSEG investment.
In the three months ended June 30, 2022, share of
post-tax
losses in equity method investments included a decrease in value of the LSEG investment of which $319 million related to a decrease in the LSEG share price and $565 million related to foreign exchange losses. In the six months ended June 30, 2022, share of post-tax
losses in equity method investments reflected a decrease in value of the LSEG investment of which $689 million related to an increase in the LSEG share price, which was more than offset by $774 million of foreign exchange losses. Both periods also included $62 million of dividend income from its LSEG investment.

Set
forth below is summarized financial information for 100% of YPL as of June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Mark-to-market of LSEG shares	955	(2,064)	2,496	(199)
Dividend income	112	144	112	144
Loss from forward contract	-	-	(179)	-
Net earnings (loss)	1,067	(1,920)	2,429	(55)
Total comprehensive income (loss)	1,067	(1,920)	2,429	(55)
The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	June 30,	December 31,

	2023	2022
Assets
Current assets	19	190
Non-current assets	10,809	14,620
Total assets	10,828	14,810
Liabilities
Current liabilities	17	10
Non-current liabilities	223	202
Total liabilities	240	212
Net assets attributable to YPL	10,588	14,598
Net assets attributable to YPL - beginning period	14,598	15,881
Net earnings (loss) attributable to YPL	2,429	(973)
Distributions to owners	(6,439)	(310)
Net assets attributable to YPL - ending period	10,588	14,598
Thomson Reuters % share	32.07%	42.84%
Thomson Reuters $ share	3,395	6,254
Historical excluded equity adjustment (1)	(169)	(226)
Thomson Reuters carrying amount	3,226	6,028

(1)
Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL. The Company recognized income of $43 million and $57 million within “Share of post-tax
earnings in equity method investments” in the three and six months ended June 30, 2023, respectively, in conjunction with the reduction of its investment.

See note 20 for related party transactions with YPL and Elite.
Note 10: Taxation
Tax expense (benefit) was $219 million and $(92) million for the three months ended June 30, 2023 and 2022, respectively, and included $97 million (2022

- $(209) million) of tax expense (benefit) related to the Company’s earnings (loss) in equity method investments. Tax expense was $415 million and $148 million in the six months ended June 30, 2023 and 2022, respectively, and included $233 million (2022- $(17) million) of tax expense (benefit) related to the Company’s earnings (loss) in equity method investments.

Both periods in 2023 included $78 million of expense related to the sale of a majority stake in Elite, as well as $24 million of benefits from the release of reserves for uncertain tax reserves upon the settlement of a tax audit.
Additionally, tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax
profits and losses were recognized. Because the geographical mix of pre-tax
profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense (benefit) for the full year.

Note 11: Earnings Per Share
Basic earnings (loss) per share was calculated by dividing earnings (loss) attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.
Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).
Earnings (loss) used in determining consolidated earnings (loss) per share and earnings (loss) per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Earnings (loss) attributable to common shareholders	894	(115)	1,650	892
Less: Dividends declared on preference shares	(2)	-	(3)	(1)
Earnings (loss) used in consolidated earnings (loss) per share	892	(115)	1,647	891
Less: (Earnings) loss from discontinued operations, net of tax	(5)	44	(24)	55
Earnings (loss) used in earnings (loss) per share from continuing operations	887	(71)	1,623	946
The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings (loss) per share computation to the weighted-average number of common shares outstanding used in the diluted earnings (loss) per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Weighted-average number of common shares outstanding	469,605,944	486,892,062	471,344,081	486,639,796
Weighted-average number of vested DSUs	150,924	279,338	151,829	289,885
Basic	469,756,868	487,171,400	471,495,910	486,929,681
Effect of stock options and TRSUs	625,732	-	1,013,120	784,132
Diluted	470,382,600	487,171,400	472,509,030	487,713,813
The impact of the share reduction from the return of capital and share consolidation transaction in June 2023 (see note 16) was factored into the weighted average number of common shares outstanding from the date of the transaction.
Because the Company reported a net loss from continuing operations for the three months ended June 30, 2022, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-
dilutive.

Note 12: Financial Instruments
Financial assets and liabilities
Financial assets and liabilities in the consolidated statement of financial position were as follows:

June 30, 2023	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	313	2,545	-	-	2,858
Trade and other receivables	1,000	-	-	-	1,000
Other financial assets - current	12	92	-	-	104
Other financial assets - non-current	20	263	103	62	448
Current indebtedness	(2,440)	-	-	-	(2,440)
Trade payables (see note 14)	(161)	-	-	-	(161)
Accruals (see note 14)	(617)	-	-	-	(617)
Other financial liabilities - current (1)	(60)	(64)	-	-	(124)
Long-term indebtedness	(3,141)	-	-	-	(3,141)
Other financial liabilities - non current (2)	(199)	(3)	-	-	(202)
Total	(5,273)	2,833	103	62	(2,275)

December 31, 2022	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	820	249	-	-	1,069
Trade and other receivables	1,069	-	-	-	1,069
Other financial assets - current	13	191	-	-	204
Other financial assets - non-current	24	400	61	42	527
Current indebtedness	(1,647)	-	-	-	(1,647)
Trade payables (see note 14)	(237)	-	-	-	(237)
Accruals (see note 14)	(834)	-	-	-	(834)
Other financial liabilities - current (1)(3)	(781)	(31)	-	-	(812)
Long-term indebtedness	(3,114)	-	-	-	(3,114)
Other financial liabilities - non current (2)	(204)	(29)	-	-	(233)
Total	(4,891)	780	61	42	(4,008)

(1)	Includes lease liabilities of $53 million (2022 - $56 million).
(2)	Includes lease liabilities of $177 million (2022 - $179 million).
(3)
Includes a commitment to repurchase up to $718 million of shares related to the Company’s automatic share repurchase plan with its broker to repurhcase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents
Of total cash and cash equivalents, $93 million and $81 million as of June 30, 2023 and December 31, 2022, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.
Commercial paper program
The Company’s $2.0 billion commercial paper program provides cost effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $1,840 million is included in “Current indebtedness” within the consolidated statement of financial position as of June 30, 2023 (December 31, 2022 – $1,048 million).

Credit facility
The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2023 and December 31, 2022. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secure
d
Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.
The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2023, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.1:1.
Foreign exchange contracts

The Company has entered into foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. On June 7, 2023, the Company settled foreign exchange contracts with a notional amount of
£1.2 billion ($1.6 billion) for net proceeds of $28 million in conjunction with the sale of 15.3 million of LSEG shares. On March 23, 2023, the Company settled foreign exchange contracts with a notional amount of £1.0 billion ($1.3 billion) for net proceeds of $96 million in conjunction with the sale of 13.6 million of LSEG shares. As of June 30, 2023, the Company had remaining foreign exchange contracts with a notional amount of £1.7 billion ($2.2 billion) outstanding. In the three and six months ended June 30, 2023, losses of $66 million and $135 million (2022 – gains of $242 million and $320 million), respectively
,
were reported within “Other finance (costs) income” in the consolidated income statement (see note 8) due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. These instruments are not related to changes in the LSEG share price. The Company records the foreign exchange contracts at fair value each reporting period. The associated net fair value of these contracts was an asset of $49 million (December 31, 2022 asset of $309 million) and were recorded within other financial assets and liabilities, current or long-term as appropriate, in the consolidated statement of financial position. As of June 30, 2023, the Company’s interest in LSEG shares had a market value of approximately $3.4 billion, based on LSEG’s share price on that day (December 31, 2022 - $6.2 billion).
Fair Value
The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.
Debt and Related Derivative Instruments
Carrying Amounts
Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current,
in the consolidated statement of financial position, as appropriate.
Fair Value
The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance
risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	1,840	-	1,844	-
C$1,400, 2.239% Notes, due 2025	1,056	(62)	998	(62)
$600, 4.30% Notes, due 2023	600	-	597	-
$450, 3.85% Notes, due 2024 (1)	241	-	235	-
$500, 3.35% Notes, due 2026	498	-	474	-
$350, 4.50% Notes, due 2043 (1)	116	-	89	-
$350, 5.65% Notes, due 2043	342	-	323	-
$400, 5.50% Debentures, due 2035	396	-	377	-
$500, 5.85% Debentures, due 2040	492	-	480	-
Total	5,581	(62)	5,417	(62)
Current portion	2,440	-
Long-term portion	3,141	(62)

	Carrying Amount		Fair Value
December 31, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	1,048	-	1,050	-
C$1,400, 2.239% Notes, due 2025	1,030	(42)	972	(42)
$600, 4.30% Notes, due 2023	599	-	594	-
$450, 3.85% Notes, due 2024 (1)	241	-	235	-
$500, 3.35% Notes, due 2026	497	-	473	-
$350, 4.50% Notes, due 2043 (1)	116	-	89	-
$350, 5.65% Notes, due 2043	342	-	324	-
$400, 5.50% Debentures, due 2035	396	-	379	-
$500, 5.85% Debentures, due 2040	492	-	482	-
Total	4,761	(42)	4,598	(42)
Current portion	1,647	-
Long-term portion	3,114	(42)

(1)	Notes were partially redeemed in October 2018.
Fair value estimation
The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,545	-	2,545

Other receivables (1)	-	-	263	263

Foreign exchange contracts (2)	-	92	-	92

Financial assets at fair value through earnings	-	2,637	263	2,900

Financial assets at fair value through other comprehensive income (3)	27	-	76	103

Derivatives used for hedging (4)	-	62	-	62

Total assets	27	2,699	339	3,065

Liabilities

Foreign exchange contracts (2)	-	(43)	-	(43)

Contingent consideration (5)	-	-	(24)	(24)

Financial liabilities at fair value through earnings	-	(43)	(24)	(67)

Total liabilities	-	(43)	(24)	(67)

December 31, 2022				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	249	-	249

Other receivables (1)	-	-	245	245

Foreign exchange contracts (2)	-	346	-	346

Financial assets at fair value through earnings	-	595	245	840

Financial assets at fair value through other comprehensive income (3)	19	-	42	61

Derivatives used for hedging (4)	-	42	-	42

Total assets	19	637	287	943

Liabilities

Foreign exchange contracts (2)	-	(37)	-	(37)

Contingent consideration (5)	-	-	(23)	(23)

Financial liabilities at fair value through earnings	-	(37)	(23)	(60)

Total liabilities	-	(37)	(23)	(60)

(1)	Receivables under indemnification arrangement (see note 19).
(2)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3)	Investments in entities over which the Company does not have control, joint control or significant influence.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2022 and June 30, 2023 primarily reflected fair value gains based on interest rates associated with the indemnifying party’s credit profile and foreign exchange gains, which are included within “Earnings (loss) from discontinued operations, net of tax”, in the consolidated income statement.
The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30,
2023.

Valuation Techniques
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter
derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.
Note 13: Other
Non-Current
Assets

	June 30,	December 31,

	2023	2022

Net defined benefit plan surpluses	52	48

Cash surrender value of life insurance policies	346	337

Deferred commissions	97	121

Other non-current assets (1)	115	113

Total other non-current assets	610	619

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $92 million and $94 million as of June 30, 2023 and December 31, 2022, respectively (see note 19).
Note 14: Payables, Accruals and Provisions

	June 30,	December 31,

	2023	2022

Trade payables	161	237

Accruals	617	834

Provisions	94	108

Other current liabilities	61	43

Total payables, accruals and provisions	933	1,222
Note 15: Provisions and Other
Non-Current
Liabilities

	June 30,	December 31,

	2023	2022
Net defined benefit plan obligations	521	526
Deferred compensation and employee incentives	76	72
Provisions	73	86

Other non-current liabilities	5	7

Total provisions and other non-current liabilities	675	691
Note 16: Capital
Return of Capital and Share Consolidation
In June 2023, the Company returned

approximately

$2.0 billion to its shareholders through a return of capital transaction, which was funded from the proceeds of the Company’s dispositions of LSEG shares (see note 9). The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated
share for 0.963957 post-consolidated shares.
 Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction.
The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, the Company’s outstanding common shares were reduced by
15.8 million common
shares.

Share repurchases – Normal Course Issuer
Bid
(“NCIB”)
The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. In June 2022, the Company announced a plan to repurchase up to $2.0 billion of its common shares. The Company completed this program in the three months ended March 31, 2023.
Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Share repurchases (millions of U.S. dollars)	-	194	718	194

Shares repurchased (number in millions)	-	1.9	6.0	1.9

Share repurchases - average price per share in U.S. dollars	-	$99.71	$120.10	$99.71

Dividends
Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Due to administrative complexities, the Company temporarily suspended its DRIP for any dividend payable in advance of the return of capital transaction, and paid such dividends in cash. The Company resumed the DRIP after the completion of the return of capital transaction.
Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Dividends declared per common share	$0.490	$0.445	$0.980	$0.890

Dividends declared	230	217	462	433

Dividends reinvested	-	(7)	(8)	(14)

Dividends paid	230	210	454	419
Note 17: Supplemental Cash Flow Information
Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Non-cash employee benefit charges	37	44	75	86

Net losses (gains) on foreign exchange and derivative financial instruments	102	(319)	193	(411)

Fair value adjustments (see note 5)	1	(12)	5	(5)

Other	6	1	4	5

	146	(286)	277	(325)
Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Trade and other receivables	(59)	(6)	31	37

Prepaid expenses and other current assets	10	24	34	49

Other financial assets	-	2	-	13

Payables, accruals and provisions	21	(93)	(349)	(367)

Deferred revenue	99	67	52	58

Other financial liabilities	-	(2)	-	(13)

Income taxes (1)	185	(3)	426	36

Other	(16)	(14)	(34)	(29)

	240	(25)	160	(216)

(1)
The three and six months ended June 30, 2023 reflects current tax liabilities that were recorded on the sale of LSEG shares (see note 9), for which the tax payments are included in investing activities.

Details
of in
co
me taxes paid are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Operating activities - continuing operations	(25)	(94)	(107)	(129)

Investing activities - continuing operations	(252)	-	(270)	-

Investing activities - discontinued operations (1)	(1)	(16)	(1)	(16)

Total income taxes paid	(278)	(110)	(378)	(145)

(1)	Reflects payments made to HMRC (see note 19).
In the six months ended June 30, 2022, the Company paid $87 million related to notices of assessment under the Diverted Profit Tax regime, of which $28 million was paid directly to HMRC and $59 million was paid to LSEG under an indemnity arrangement. LSEG remitted the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 19.
Note 18: Acquisitions
Acquisitions primarily comprise the purchase of all the equity interests of the businesses acquired, which are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in businesses in which the Company does not have a controlling interest.
Acquisition activity
The number of acquisitions completed, and the related consideration were as follows:

	Three months ended June 30,		Six months ended June 30,

Number of transactions	2023	2022	2023	2022
Businesses acquired	-	2	1	2

Investments in businesses	4	3	5	3

	4	5	6	5

	Three months ended June 30,		Six months ended June 30,

Total consideration	2023	2022	2023	2022
Businesses acquired	-	153	513	153

Less: Cash acquired	-	(2)	(25)	(2)

Businesses acquired, net of cash	-	151	488	151
Investments in businesses	33	12	35	18
Deferred and contingent consideration payments	-	-	-	2
	33	163	523	171
The following provides a brief description of acquisitions completed in the six months ended June 30, 2023 and 2022:

Date	Company	Acquiring Segments	Description
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.
April 2022	ThoughtTrace	Corporates	A business that uses artificial intelligence and machine learning to read, organize and manage document workflows.

Purchase price allocation
Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The activity in the three months ended June
30
, 2023 reflects the completion of the SurePrep LLC valuation. The details of net assets acquired were as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
Cash and cash equivalents	-	2	25	2
Trade receivables	-	3	8	3
Prepaid expenses and other current assets	-	1	3	1
Current assets	-	6	36	6
Property and equipment	-	-	2	-
Computer software	140	24	180	24
Other identifiable intangible assets	(22)	9	13	9
Other non-current assets	-	-	1	-
Total assets	118	39	232	39
Payables and accruals	-	(1)	(4)	(1)
Deferred revenue	-	(4)	(47)	(4)
Current liabilities	-	(5)	(51)	(5)
Provisions and other non-current liabilities	-	(20)	(1)	(20)
Deferred tax	(4)	(3)	(12)	(3)
Total liabilities	(4)	(28)	(64)	(28)
Net assets acquired	114	11	168	11
Goodwill	(114)	142	345	142
Total	-	153	513	153
The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisition completed in 2023, the majority of goodwill is expected to be deductible for tax purposes and for acquisitions completed in 2022, the majority of goodwill is not deductible for tax purposes.
Other
The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.
Note 19: Contingencies, Commitments and Guarantees
Lawsuits and legal claims
The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As
a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Through June 30, 2023, the Company paid $456 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments through all available administrative and judicial remedies and intends to vigorously defend its position. Payments made by the Company are not a reflection of its view on the merits of the case. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.
Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on its financial condition taken as a whole. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current
receivables from HMRC or the indemnity counterparty on its financial statements.
Commitments
In June 2023, the Company signed a definitive agreement to acquire Casetext for $650 million. Casetext uses artificial intelligence and machine learning which enables legal professionals to work more efficiently. The Company expects the acquisition to close by the end of 2023, subject to specified regulatory approvals and customary closing conditions.
Guarantees
The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million,
3-year
term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.
Note 20: Related Party Transactions
As of June 30, 2023, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 69% of the Company’s common shares.
Transaction with Woodbridge
In March 2023, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL
In the six months ended June 30, 2023, the Company received $3.8 billion of dividends from YPL primarily related to the sale of LSEG shares indirectly owned by the Company. See note 9 for further details about these transactions.
Transactions with Elite
In June 2023, the Company sold a majority interest in its Elite business to TPG and retained a 19.9% minority interest with board representation. To facilitate the separation, the Company agreed to provide certain operational services to Elite, including technology and administrative services, for a specified period. From the date of the sale through June 30, 2023, the Company recorded $2 million as contra-expense related to these transactions.
As of June 30, 2023, the consolidated statement of financial position included a receivable from Elite of $8 million and a payable to Elite of $16 million related to all transactions between the two companies.
Except for the above transactions, there were no new significant related party transactions during the first six months of 2023. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report, for information regarding related party transactions.
Note 21: Subsequent Events
Acquisition
In July 2023, the Company acquired Imagen Ltd, a media asset management company, which will be part of the Reuters News segment. The Company is in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.